# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRESIDIO PRODUCTION Co, CIK 0002083125
CUSIP: 74102N101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002115586

## Reporting persons
- EQV Resources Intermediate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,422,260; shared voting power 0; sole dispositive power 3,422,260; shared dispositive power 0; aggregate amount beneficially owned 3,422,260 (12.4% of the class)
  Comment: In computing the percentage ownership, the Reporting Person has assumed that there are 27,652,068 shares of Class A Common Stock outstanding as set forth on the Issuer's prospectus supplement filed with the Securities and Exchange Commission on March 24, 2026.
- EQV Resources Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,422,260; shared voting power 0; sole dispositive power 3,422,260; shared dispositive power 0; aggregate amount beneficially owned 3,422,260 (12.4% of the class)
  Comment: The reported amount includes 3,422,260 shares of Common Stock owned by EQV Resources Intermediate LLC. EQV Resources Intermediate LLC is a wholly owned subsidiary of EQV Resources Partners LLC. EQV Resources Partners LLC is managed by a board of managers consisting of five individuals.
  
  In computing the percentage ownership, the Reporting Person has assumed that there are 27,652,068 shares of Class A Common Stock outstanding as set forth on the Issuer's prospectus supplement filed with the Securities and Exchange Commission on March 24, 2026.

## Item 1. Issuer
Name of issuer: PRESIDIO PRODUCTION Co
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas 76102.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit 99.1 by and between:
(i) EQV Resources Partners LLC and
(ii) EQV Resources Intermediate LLC.
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 1090 Center Dr., Park City, Utah 84098.
Citizenship:
EQV Resources Partners LLC is a Delaware limited liability company.
EQV Resources Intermediate LLC is a Delaware limited liability company and wholly owned subsidiary of EQV Resources Partners LLC.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Percent of class: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Number Title
99.1 Joint Filing Statement, dated as of April 7, 2026, by and among the Reporting Persons (filed herewith).

## Signatures
- EQV Resources Intermediate LLC: /s/ Jerome Silvey, Jerome Silvey/President (04/07/2026)
- EQV Resources Partners LLC: /s/ Jerome Silvey, Jerome Silvey/President (04/07/2026)